U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

December 5, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Attn:	Morgan Youngwood
Stephen Krikorian
Matthew Crispino
Matthew Derby

Re:	U-BX Technology Ltd.
Amendment No. 15 to Registration Statement on Form F-1
Filed November 17, 2023
File No. 333-262412

Mr. Youngwood, Mr. Krikorian, Mr. Crispino and Mr. Derby,

This letter is in response to the letter dated November 30, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 16 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 15 to Registration Statement on Form F-1

Risk Factors

We may fail to protect our intellectual properties, page 48

1)	We note that you have removed references to China in this risk factor and removed the statement that you “may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China.” Please explain to us the bases for making these revisions.

RESPONSE: We note the Staff’s comment and respectfully advise that we have added the statement back on page 48 of the Amendment No. 16 to the Registration Statement.

Dilution, page 63

2)	We note the table that summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from you, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by you. Explain why 2,000,000 ordinary shares attributable to new investors results in total consideration of $15.0 million using a $5.00 average ordinary price per share. Update the table to reflect the sale of 1,000,000 ordinary shares in October 2023 at the purchase price of $5.00 per share and a total purchase price of $5,000,000.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the table on page 63 of the Amendment No. 15 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer